FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

July 30, 2007

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeiskaya 1,
Moscow 125167
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If  “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHELTRANS INCREASES ITS OWN ROLLING STOCK FLEET

Moscow, Russia – July 30, 2007, – Mechel OAO (NYSE: MTL) announces that Mecheltrans OOO has increased its own rolling stock fleet more than tenfold over the last four years from over 300 cars in 2003, to over 3,600 cars today.

Mecheltrans OOO is the transport subsidiary of Mechel OAO and the main railway carrier of the company’s products.  The increase was achieved to support the subsidiary’s strategic program of increasing shipment volumes both within the company and to third parties.

A general forwarder of the Russian Railways (RZhD OAO), Mecheltrans OOO is one of Russia’s top ten railway carriers.  Besides having its own rolling stock, Mecheltrans OOO is also capable of using about seven thousand cars of other operators.

Mecheltrans OOO started its operations in 2002, and since then has transported over 130 million tonnes of cargo, the bulk of which has been black coal, iron ore concentrate, and metal products.   Products are shipped to markets both within Russia, the CIS, and other foreign countries.  Export products are shipped to the countries in Europe, the Near East, and the Asian and Pacific regions. A considerable part of cargos is transported via Mechel’s trade port facilities: Trade Port Posiet and Port Kambarka.

“Mecheltrans has invested in expanding its rolling stock and is developing various promising types of carriage today.  It is creating favorable conditions to attract new cargoes, specifically by applying a flexible tariff policy, new logistic schemes of transporting, and broadening its shipping range.  Increasing the rolling stock permits Mecheltrans to increase the volumes of cargoes transported and significantly extend cargo flows geographically,” – Mecheltrans OOO General Director Alexander Starodubov commented.

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Mechel OAO

Alexey Sotskov

Head of PR Department

Phone: 7-495-221-88-88

alexey.sotskov@mechel.com

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Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our

Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

	By:	/s/ Igor Zyuzin

	Name:	Igor Zyuzin

	Title:	CEO

Date: July 30, 2007